

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Wael Sawan
Chief Executive Officer
Shell plc
London, SE1 7NA
United Kingdom

> **Re: Shell plc**
> **Registration Statement on Form F-4**
> **Filed September 5, 2024**
> **File No. 333-281941**

Dear Wael Sawan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1.   We note the following disclosure in the offer to exchange: "Subject to applicable law and as described under 'The Exchange Offers – Extensions; Amendments; Waiver Termination,' we may, at our option and sole discretion, waive any such conditions with respect to any of the Exchange Offers, except the condition that the registration statement of which this prospectus forms a part has been declared effective by the U.S. Securities and Exchange Commission." Please confirm in your response letter that if you waive any conditions to any one of the note offerings, you would extend all of the offers to inform noteholders of that change, and to disclose the potential impact on them. See your comment below regarding the fact that changes to any one of the exchange offers affects all the offers, as currently structured.

<u>The Exchange Offers, page 2</u>

2.   We note the following statement at the bottom on page 2: "Subject to applicable law, we reserve the right, but are not obligated, to increase or decrease the Maximum Amount as described below under 'The Exchange Offers—Extensions; Amendments; Waiver; Termination.' Any such increase could result in the exchange of a greater aggregate principal amount of Old Notes. *Accordingly, Holders should not tender Old Notes that they do not wish to have exchanged in the Exchange Offers*"(emphasis added). If you increase or decrease the Maximum Amount, which is equivalent to a change to the number of notes sought in the offers, it appears you would be required to extend the offers and disseminate notice of this change to security holders. See Rule 14e-1(b). Your disclosure on page 29 appears to acknowledge this obligation: "In accordance with Rule 14e-1 under the Exchange Act, if we elect to change the consideration offered or the percentage of Old Notes sought, the relevant Exchange Offers will remain open for a minimum ten business-day period commencing on the date that the notice of such change is first published or sent to holders of the Old Notes." Therefore, we do not understand the italicized sentence. Please revise here to clarify your obligation to amend, disseminate and (possibly) extend the offers upon making such a change.

<u>Terms of the Exchange Offers, page 14</u>

3.   We note the following disclosure in this section, and similar disclosures throughout the offer material: "If either of the Minimum Size Condition or the Maximum Amount Condition is not satisfied with respect to a given series of Old Notes, then (i) no Old Notes of that series will be accepted for exchange (whether or not validly tendered) and (ii) the series of Old Notes (if any) with the *next lowest* Acceptance Priority Level that satisfies both the Minimum Size Condition and the Maximum Amount Condition will be accepted for exchange, until there is no series of Old Notes with a lower Acceptance Priority Level to consider for exchange" (emphasis added). We also note the following disclosure on page 16: "The aggregate principal amount of Old Notes that are accepted for exchange in the Exchange Offers will be based on the order of acceptance priority for such series . . . , with *Acceptance Priority Level 1 being the highest and Acceptance Priority Level 12 being the lowest*" (emphasis added). It appears that the disclosure in the first quoted sentence above should read "the next HIGHEST Acceptance Priority Level." Please revise or advise.

<u>Settlement Date, page 17</u>

4.   We note the following disclosure on page 11: "Even if the Exchange Offers are completed, the Exchange Offers may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the Exchange Offers may have to wait longer than expected to receive their New Notes and the cash consideration . . . ." Please advise how this complies with the prompt payment requirement under Rule 14e-1(c).

<u>Conditions to the Exchange Offers, page 18</u>

5.   Refer to conditions (ii) and (iv) on pages 18 and 19. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow shareholders to objectively understand their scope. Your conditions

include the term "threatened" in describing "any action or proceeding." It also includes a condition that "business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and [your] subsidiaries taken as a whole" not "be threatened." With a view towards revised disclosure, please advise what is meant by "threatened" in this context and how security holders can determine whether these conditions are implicated. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).

6. You have included a condition that will be triggered by "any general suspension of or general limitation on prices for, or trading in securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a "limitation on prices for, or trading in securities on any national securities exchange or in the over-the-counter market," or delete this language.

7. We note that condition (iii)(4) will be triggered by "a commencement of a war, armed hostilities or other similar international calamity directly or *indirectly* involving the United States" (emphasis added), without any material qualifier on the gravity of such an event, without requiring any connection between such an event and the Exchange Offers, and without limiting the event to one directly involving the United States. In addition, it is unclear what current hostilities, which, if they worsen, would trigger this condition. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder, in particular given ongoing international hostilities. Please revise to narrow or qualify this condition, or advise.

Extensions; Amendments; Waiver; Termination, page 19

8. We note the following statement at the bottom of page 19: "Subject to applicable law, each Exchange Offer is being made independently of the other Exchange Offers, and we reserve the right to terminate, withdraw, amend or waive any condition to each Exchange Offer independently of the other Exchange Offers at any time and from time to time, as described in this prospectus." Because of the way the offers are structured and in particular, the order of priority for take up of multiple classes, along with the total maximum dollar amount of notes you are seeking to purchase, it appears that termination or modification of any offer for any particular class would materially impact the offers for all other class of notes. Please revise or advise.

Withdrawal of Tenders, page 21

9. See our comment above. In addition, in order to rely on Rule 162 to commence this exchange offer early, you must provide withdrawal rights to the same extent as would be required if this Offer were subject to the requirements of Exchange Act Rule 13e-4 or Regulation 14D. See Rule 162(a)(2). This includes the requirement to provide "back-end" withdrawal rights 60 days after commencement of the offer, pursuant to Section 14(d)(5) of the Exchange Act. See footnote 281 on page 88 of Exchange Act Release 58597 (2008) (expanding the availability of "early commencement" for exchange offers not subject to Regulation 14D with certain conditions). Rule 162(a)(2) also requires you to disseminate notice of material changes and keep the offer open for certain minimum periods after such notice (with withdrawal rights). Please revise your disclosure here and elsewhere relevant.

Miscellaneous, page 22

10.   Refer to the first sentence in this section. Please revise this and similar statements throughout your offer material to remove the implication that the holders may not challenge your determination and interpretations in a court of competent jurisdiction.

General

11.   Given that this is an early commencement exchange offer, please remove the words "Subject to Completion" on the cover page of the prospectus. See Question 2 in Section I.E of the Third Supplement (July 2001) to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. In addition, the date of the prospectus (at the bottom of the cover page) may not be left blank. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eddie Kim at 202-679-6943 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation